Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Email Address:	michael.shannon@mcmillan.ca
Our File No.:	1022049-318311
Date:	September 9, 2025

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Damon Inc. Amendment No. 1 to Offering Circular on Form 1-A Filed on August 26, 2025 File No. 024-12643 Response Letter to SEC Comments on September 5, 2025

We are counsel for and write on behalf of Damon Inc. (the “Company”) in response to the Staff’s letter of September 5, 2025 (the “Comment Letter”) from the Division of Corporation Finance, Office of Manufacturing, of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Offering Circular on Form 1-A filed on August 26, 2025.

On behalf of the Company, we provide below the Company’s response to the comment made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

Commission Comment:

Amendment No. 1 to Form 1-A

General

1,	We note your response to prior comment 1 and reissue in part. Please revise your risk factor and other disclosure to also discuss the forums selection provision found in your subscription agreement.

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September 9, 2025 Page 2

Company Response:

We confirm, on behalf of the Company, that the Company has added the following paragraph to its risk factor on page 19 and to the section on “Forum Selection” under the Description of Securities on page 138 to discuss the forums selection provision found in the Company’s subscription agreement:

“The subscription agreement that each investor in this Offering must complete contains a forum selection provision that any action, proceeding or claim against either party thereto arising out of or based upon the subscription agreement shall be brought and enforced in the courts of the United States District Court for the Southern District of New York located in the Borough of Manhattan, or if the United States District Court for the Southern District of New York located in the Borough of Manhattan lacks subject matter jurisdiction, the state courts in New York County, New York, and the parties irrevocably submit to such jurisdiction, which jurisdiction shall be exclusive. The parties thereby waive, and agree not to asset, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the subscription agreement or the subject matter thereof may not be enforced in or by such court.”

Commission Comment:

Cover Page

2.	Please revise your cover page to disclose the maximum offering amount for all of the shares you are seeking to qualify, including the aggregate value of the bonus shares. Please refer to note to paragraph (a) of Rule 251 of Regulation A.

Company Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure on the cover page to disclose the maximum offering amount for all of the shares the Company is seeking to qualify, including the aggregate value of the bonus share, and which also includes the investor processing fee, being a total of $73,200,000.

Commission Comment:

3.	Please revise your table on the cover page to include all of the securities offered by the company, including the bonus units and the value of the securities purchased in the offering.

September 9, 2025 Page 3

Company Response:

We confirm, on behalf of the Company, that the Company has revised the table on the cover page to include all of the securities offered by the Company, including the bonus units and the value of the securities purchased in the offering as follows:

	Price to Public (Offering)		Underwriting Discount and Commissions (1)		Proceeds to Company before Expenses(2)
Price per Unit	$0.10		$0.0045		$0.0955
Bonus Units	-		-		-
Investor Processing Fee:	$0.002	(3)			$600,000
Price Per Unit Plus Investor Processing Fee:	$0.102
Total Maximum (with Investor Processing Fees):	$30,600,000		$1,850,500	(1) (4)	$28,749,500
Total Maximum Including Value of Bonus Shares, Shares underlying Warrants, Shares underlying Bonus Warrants and Investor Processing Fee	73,200,000	(5)	1,850,500	(5)	71,349,500	(5)

In addition, we confirm, on behalf of the Company, that the Company has added the following footnote (5) to the table on the cover page:

“(5)	While the Company will not receive any additional consideration for the Bonus Shares or Bonus Warrants issued as part of this Offering (the Bonus Units actually act as a discount to the effective price per Unit as explained in more detail in the section titled “Plan of Distribution”), pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is approximately $73,200,000 composed of approximately $28,749,500 in actual proceeds to the Company from investors (which includes the Investor Processing Fee), approximately 1,850,500 for the maximum amount the Company would have to pay to the Broker in case of a fully subscribed offering (which includes the Investor Processing Fee), the value of the Bonus Shares of approximately $3,000,000, the value of the Shares underlying Warrants of approximately $36,000,000, the value of the Shares underlying the Bonus Warrants of approximately $3,600,000. This full amount of approximately $73,200,000 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).”

Commission Comment:

Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page I-4

4.	Please revise the amounts entered into Part I, Item 4 to reflect the aggregate amount of shares you are seeking to qualify, including the bonus shares and common shares underlying the units.

September 9, 2025 Page 4

Company Response:

We confirm, on behalf of the Company, that the Company has revised the amount entered into Part I, Item 4 to reflect the aggregate amount of shares that the Company is seeking to qualify, including the bonus shares and common shares underlying the units, which is 660,000,000 shares having an aggregate offering price attributable to the securities being offered of $72,600,000, which does not include the investor processing fee.

On behalf of the Company we sincerely hope and trust that the foregoing is satisfactory in this matter and responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

Yours very truly,

/s/ Michael Shannon
Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Dom Kwong

*Law Corporation